Exhibit A:






						November 12, 2004



Mr. Terry L. Hall
President and Chief Executive Officer
GenCorp Inc.
Highway 50 and Aerojet Road
Ranch Cordova, CA   95670

Dear Terry:

	Your plan to raise capital by issuing shares as well as a convertible bond was a plan that was initiated by you and approved by your Board.

	The plan was clearly faulty and diluted the ntrinsic value of the enterprise.

	As a surrogate for your largest shareholder group, I have to suggest that both your strategy and tactics are flawed and I am going to encourage you to closely examine the proposal put forth by Steel Partners as well as others.

	If GenCorp proceeds with the offering announced, we must vote our shares in favor of another team to head GenCorp.


Respectfully Submitted,



Mario J. Gabelli


MJG:dm